General Motors Corporation
                                   Legal Staff
         Facsimile                                            Telephone
      (313) 665-4979                                       (313) 665-4927




March 5, 2007




Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-5546

Dear Ms. Blye:

I am responding on behalf of General Motors Corporation ("GM" or "we") to your letter dated January 26, 2007 commenting on my letter to the Staff dated December 21, 2006. My December letter included a response to a supplemental inquiry GM had received about any possible business relationship that our affiliate Daewoo might have in North Korea or Iran and explained that GM Daewoo Auto & Technology Company ("GMDAT") had terminated any business dealings in locations like Iran and Sudan after purchasing certain assets from the bankrupt Daewoo Motor Company in 2002. GM acquired a majority interest in GMDAT in 2005.

You have now asked GM to confirm that neither GM nor any of its subsidiaries or affiliated entities has any past, present, or anticipated business relationships or contacts with Iran, North Korea, or Sudan, except as described in our December letter. In a telephone conversation with James Lopez of your office, we clarified that the reference to "past" relationships was meant to cover the period of our financial statements, beginning in 2003.

During that time GM and its subsidiaries and affiliates have had no business relationships or contacts in North Korea, and only minimal relationships or contacts in Iran and Sudan. From time to time subsidiaries of GM in Europe and Asia receive inquiries from individuals or companies in Iran or Sudan about the possibility of doing business or acquiring assets, which are consistently declined on the advice of GM's Legal Staff and Office of Export Control. None of these contacts was initiated by an entity related to GM. In addition, GM's Australian subsidiary, Holden Ltd., has registered trademarks in Sudan and Iran as part of a global program to protect its trademarks, and GM's marketing personnel annually exchanges general market information with Toyota's distributor in Iran, among many other contacts in other countries. Finally, in 2005, a small number of Isuzu vehicles were sold to the government of Kenya to be used as ambulances for peace-keeping purposes in Sudan, and GM delivered knocked-down crates and packing material to Sudan to be used for temporary refugee shelters.




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March 5, 2007
Page 2


In response to recent changes in U.S. sanctions in Sudan, GM management has begun an evaluation of the feasibility of doing business in Southern Sudan, which would be supported by the U.S. government. This study has not been concluded, so that no decisions or plans have been made.

We do not believe that these matters could fairly be considered doing business or maintaining any material relationships. The only commercial transaction that resulted from any of these contacts was the one-time sale of a small number of vehicles to be used in Sudan by peace-keeping forces, which should not be deemed support for the government of Sudan as a state sponsor of terrorism. If GM decides to enter into business in Sudan, any program would be carefully designed and monitored to ensure compliance with all applicable requirements. If we determine that the business or associated risks that result from a possible program are material to GM or its stockholders, we would include appropriate disclosure in our Annual Report on Form 10-K and other filings with the Commission.

Please contact me at 313-665-4927 if you or your staff have any additional questions or comments.


Sincerely,



/s/ Anne T. Larin
-----------------
Anne T. Larin
Attorney